1875 K Street, N.W. Washington, DC 20006-1238
Tel: 202 303 1000 Fax: 202 303 2000
February 11, 2009
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason Partners Variable Aggressive Growth Portfolio, Legg Mason Partners Variable Mid Cap Core Portfolio and Legg Mason Partners Variable Large Cap Growth Portfolio (each, a “Fund” and collectively, the “Funds”), each a series of Legg Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 22
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
The Trust filed the above-referenced Post-Effective Amendment (the “Amendment”) on December 19, 2008, with an effective date of February 17, 2009, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on February 2, 2009 with the undersigned. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.
All Funds
Comment No. 1: Please confirm supplementally that no Fund has Acquired Fund Fees and Expenses in excess of 0.01% of the average net assets of the Fund.
Response: Each Fund confirms that it does not have Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.
New York            Washington            Paris            London            Milan             Rome             Frankfurt            Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Michael L. Kosoff, Esq.
February 11, 2009

Comment No. 2: In the section entitled “Share price” in each Fund’s prospectus, please explain the term “good order.”
Response: The disclosure has been revised as follows: “You may buy, exchange or redeem shares at their net asset value next determined after receipt by the fund or its transfer agent of a request in good order from separate accounts of participating insurance companies or qualified plans.” The Trust respectfully submits that the concept of “good order” as clarified in the revised disclosure makes clear that the request to be made in “good order” is by the separate accounts of participating insurance companies or by qualified plans and not the shareholder. As the Funds are offered through separate accounts of participating insurance companies or qualified plans, the requirements for purchasing, exchanging and redeeming shares through those companies or plans should be explained in their separate prospectus.
Comment No. 3: In the section entitled “Share price” in each Fund’s prospectus, please remove the reference to “any applicable sales charge,” as no sales charges are applicable for the Funds.
Response: The disclosure has been deleted as requested in each prospectus.
Comment No. 4: In the section entitled “Financial highlights,” please ensure that the financial highlights include information for 2008.
Response: The financial highlights information for 2008 has been included in each prospectus.
Comment No. 5: Please explain why the materials describing Legg Mason Partners Funds privacy policy are included in each prospectus. Please also explain why the policy is delivered with each prospectus instead of being delivered separately.
Response: Each Fund has included the materials to inform shareholders and prospective investors of Legg Mason Partners funds’ privacy policy. The privacy policy is clearly labeled at the bottom of the page to notify investors that it is not part of the prospectus. The Trust respectfully submits that the current disclosure is adequate to notify investors that the privacy policy is separate from the prospectus. For purposes of efficiency and to reduce costs, each Fund provides the privacy policy annually along with its prospectus.
Legg Mason Partners Variable Large Cap Growth Portfolio
Comment No. 6: In the Average Annual Total Returns Table, please include the average annual total returns for 10 years.
Response: The information has been added as requested.
Comment No. 7: In the Fee Table in the Fund’s Class I prospectus, please remove the reference to the contractual waiver as it expires less than one year from the effectiveness date of the registration statement. Please note that the contractual waiver can only be reflected in the fee table for the term of the waiver.

Michael L. Kosoff, Esq.
February 11, 2009

Response: The disclosure has been deleted as requested in the prospectus for the Fund’s Class I shares.
Legg Mason Partners Variable Aggressive Growth Portfolio
Comment No. 8: In the section entitled “Principal risks of investing in the fund,” please include risks associated with investing in small or medium-sized companies, particularly that those companies are subject to liquidity risk.
Response: Risk disclosure has been revised as set forth below:
Small and mid-sized company risk: The fund will be exposed to additional risks as a result of its investments in the securities of small- and medium-sized companies. Small- and medium-sized companies may fall out of favor with investors, may have limited product lines, operating histories, markets or financial resources, or may be dependent upon a limited management group. The prices of small- and medium-sized companies generally are more volatile than those of larger companies’ securities and are more likely to be adversely affected by poor economic or market conditions. Securities of small- and medium-sized companies may be harder to sell at times and at prices the portfolio manager believes appropriate and they may offer greater potential for losses.
Liquidity risk: Liquidity risk exists when particular investments are difficult to sell. Although most of the fund’s securities must be liquid at the time of investment, securities may become illiquid after purchase by the fund, particularly during periods of market turmoil. When the fund holds illiquid investments, the portfolio may be harder to value, especially in changing markets, and if the fund is forced to sell these investments to meet redemptions or for other cash needs, the fund may suffer a loss. In addition, when there is illiquidity in the market for certain securities, the fund, due to limitations on investments in illiquid securities, may be unable to achieve its desired level of exposure to a certain sector.
Comment No. 9: In the section entitled “Principal risks of investing in the fund,” please remove or move the risk stating: “Investors could lose money on their investment in the fund, or the fund may not perform as well as other investments, if: [...] Adverse governmental action or political, economic or market instability occurs in a foreign country.”
Response: The disclosure has been moved to the section entitled “More on the fund’s investments and related risks” as requested.

Michael L. Kosoff, Esq.
February 11, 2009

Comment No. 10: In the Fee Table, please explain supplementally the reasons for the increase in the row “Total annual fund operating expenses” to reflect the one-time, non-recurring expenses for prospectus and shareholder report printing and mailing costs.
Response: The expenses referenced above are no longer reflected in the Fee Table and the footnote has been deleted.
Comment No. 11: In the Fee Table, please explain supplementally the inconsistency between footnotes 2 and 3. Footnote 2 states: “The amount set forth in “Other expenses” have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.” Footnote 3 states in part: “The expense ratio reflects certain one-time, non-recurring expenses for prospectus and shareholder report printing and mailing costs incurred relating to recent fiscal years.”
Response: The disclosure in Footnote 3 has been deleted so that the Fee Table only shows the estimated effect of printing and mailing expenses for the fund going forward and not the effect of such expenses already incurred.
Comment No. 12: In the Fee Table, please ensure that the “Total annual fund operating expenses” will be reflected for all ten years of the Example.
Response: We supplementally confirm that the information in the Example will reflect the “Total annual fund operating expenses” for all information for the ten years shown.
Legg Mason Partners Variable Mid Cap Core Portfolio
Comment No. 13: In the Fee Table to the Fund’s Class I prospectus, please explain supplementally the reasons for the increase in the row “Total annual fund operating expenses” to reflect the one-time, non-recurring expenses for prospectus and shareholder report printing and mailing costs.
Response: The expenses referenced above are no longer reflected in the Fee Table and the footnote has been deleted.
Comment No. 14: In the Fee Table to the Fund’s Class I prospectus, please explain supplementally the inconsistency between footnotes 1 and 2. Footnote 1 states: “The amount set forth in “Other expenses” has been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.” Footnote 2 states in part: “The expense ratio reflects certain one-time, non-recurring expenses for prospectus and shareholder report printing and mailing costs incurred relating to recent fiscal years.”
Response: The disclosure in Footnote 2 has been deleted so that the Fee Table only shows the estimated effect of printing and mailing expenses for the fund going forward and not the effect of such expenses already incurred.

Michael L. Kosoff, Esq.
February 11, 2009

Comment No. 15: In the Fee Table to the Fund’s Class I prospectus, please ensure that the “Total annual fund operating expenses” will be reflected for all ten years of the Example.
Response: We supplementally confirm that the information in the Example will reflect the “Total annual fund operating expenses” for all information for the ten years shown.
Comment No. 16: In the Fee Table to the Fund’s Class II prospectus, please explain why Class II shares do not have the increased cost due to the estimated effect of printing and mailing expenses.
Response: Certain funds and share classes were subject to an increased cost due to the estimated effect of certain printing and mailing expenses incurred through a particular insurance company. Class II shares, however, were not offered by that insurance company and therefore were not subject to an increased cost due to the estimated effect of certain printing and mailing expenses.
Statement of Additional Information
Comment No. 17: In the section entitled “DISCLOSURE OF PORTFOLIO HOLDINGS,” please update the list of recipients of portfolio holdings information.
Response: The disclosure has been updated as of December 31, 2008 as requested.
Comment No. 18: Please include Appendix D, Summary of Proxy Voting Policies and Procedures — Legg Mason Investment Counsel, LLC, or delete references to the Appendix.
Response: The disclosure has been added as requested.
Comment No. 19: In the section entitled “Portfolio managers — ClearBridge — Incentive Compensation,” please consider providing guidance as to how much the incentive awards can be adjusted by performance.
Response: The Trust respectfully submits that the current disclosure regarding ClearBridge’s incentive award policy fulfills the requirements of the Form N-1A. The disclosure states the criteria on which the incentive compensation is based, namely, “on the investment professional’s ongoing contribution to ClearBridge’s investment and business results and externally measured competitive pay practices for the portfolio manager’s position/experience within the firm.” The disclosure further states and provides detail on how the award may be adjusted based on investment performance and on other qualitative factors such as contribution to the firm and the development of investment staff.
Other
Comment No. 20: Provide Tandy representations.
Response: The Trust has authorized us to represent that, with respect to filings made by the Trust with the Commission and reviewed by the Staff, it acknowledges that:

Michael L. Kosoff, Esq.
February 11, 2009

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1288.
Very truly yours,

/s/ Y. Rachel Kuo
Y. Rachel Kuo

Enclosures

cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq., Legg Mason & Co., LLC
George P. Hoyt, Esq., Legg Mason & Co., LLC
Burton M. Leibert, Esq., Willkie Farr & Gallagher LLP
Mary C. Carty, Esq. Willkie Farr & Gallagher LLP